Exhibit 99.1

CCSC TECHNOLOGY INTERNATIONAL HOLDINGS LIMITED

CCSC TECHNOLOGY INTERNATIONAL HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Amount in U.S. dollars, except for number of shares)

	As of September 30, 2023	As of March 31, 2023
Assets	(Unaudited)
Current assets:
Cash	$7,370,501	$7,708,310
Restricted cash	9,095	9,305
Accounts receivable	2,295,302	2,260,222
Inventories, net	1,854,088	2,187,518
Deferred initial public offering costs	1,419,736	1,051,038
Prepaid expenses and other current assets	1,407,266	1,242,054
Total current assets	14,355,988	14,458,447

Non-current assets:
Property, plant and equipment, net	179,169	211,949
Intangible asset, net	66,787	88,319
Operating right-of-use assets, net	1,754,977	2,121,070
Deferred tax assets, net	115,989	41,015
Other non-current assets	39,387	41,844
Total non-current assets	2,156,309	2,504,197
TOTAL ASSETS	$16,512,297	$16,962,644

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$2,009,560	$1,663,749
Advance from customers	125,218	186,874
Accrued expenses and other current liabilities	1,537,311	1,648,970
Taxes payable	361,035	365,851
Operating lease liabilities – current	434,871	485,051
Long-term bank loan-current portion	—	39,725
Total current liabilities	4,467,995	4,390,220

Non-current liabilities:
Operating lease liabilities – non current	1,343,653	1,653,411
Total non – current liabilities	1,343,653	1,653,411
TOTAL LIABILITIES	$5,811,648	$6,043,631

Commitments and Contingencies	—	—

Shareholders’ equity
Ordinary Shares, par value of US$0.0005 per share; 100,000,000 shares authorized, 10,000,000 shares issued and outstanding as of March 31, 2023 and 2022*	5,000	5,000
Subscription receivable	—	(5,000)
Additional paid-in capital	1,236,773	1,236,773
Statutory reserve	813,235	813,235
Retained earnings	10,628,306	10,214,692
Accumulated other comprehensive loss	(1,982,665)	(1,345,687)
Total shareholders’ equity	10,700,649	10,919,013
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$16,512,297	$16,962,644

*	The shares and per share information are presented on a retroactive basis to reflect the corporate subdivision and 1 to 2 share split. See “Note 13 Equity”.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

CCSC TECHNOLOGY INTERNATIONAL HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
AND COMPREHENSIVE INCOME
(Amount in U.S. dollars, except for number of shares)

	For the six months ended September 30,
	2023	2022
Net revenue	$7,503,520	$15,620,925
Cost of revenue	(5,223,159)	(10,181,670)
Gross profit	2,280,361	5,439,255

Operating expenses:
Selling expenses	(473,636)	(566,879)
General and administrative expenses	(1,753,179)	(2,202,153)
Research and development expenses	(338,038)	(568,648)
Total operating expenses	(2,564,853)	(3,337,680)

Loss/(Income) from operations	(284,492)	2,101,575

Other income/(expenses):
Other non-operating income, net	51,628	16,221
Government subsidies	—	59,079
Foreign currency exchange gains	539,844	921,565
Financial and interest income/(expenses), net	35,783	(1,483)
Total other income	627,255	995,382

Income before income tax expense	342,763	3,096,957
Income tax benefits/(expenses)	70,851	(256,607)
Net income	413,614	2,840,350

Other comprehensive (loss) income
Foreign currency translation adjustment	(636,978)	(1,096,403)
Total comprehensive loss/(income)	$(223,364)	$1,743,947

Earnings per share
Basic and Diluted	$0.04	$0.28
Weighted average number of ordinary shares
Basic and Diluted*	10,000,000	10,000,000

*	The shares and per share information are presented on a retroactive basis to reflect the corporate subdivision and 1 to 2 share split. See “Note 13 Equity”

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

CCSC TECHNOLOGY INTERNATIONAL HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS
OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amount in thousands of U.S. dollars, except for number of shares)

	Ordinary Shares		Subscription	Additional paid-in	Statutory	Retained	Accumulated other comprehensive	Total shareholder ’
	Share*	Amount	receivable	capital	reserves	earnings	loss	equity
Balance as of March 31, 2022	10,000,000	$5,000	$(5,000)	$1,236,773	$813,235	$8,006,540	$(617,288)	$9,439,260
Net income	—	—	—	—	—	2,840,350	—	2,840,350
Foreign currency translation adjustment	—	—	—	—	—	—	(1,096,403)	(1,096,403)
Balance as of September 30, 2022	10,000,000	$5,000	$(5,000)	$1,236,773	$813,235	$10,846,890	$(1,713,691)	$11,183,207

Balance as of March 31, 2023	10,000,000	$5,000	$(5,000)	$1,236,773	$813,235	$10,214,692	$(1,345,687)	$10,919,013
Net income	—	—	—	—	—	413,614	—	413,614
Capital contribution by shareholders			5,000					5,000
Foreign currency translation adjustment	—	—	—	—	—	—	(636,978)	(636,978)
Balance as of September 30, 2023	10,000,000	$5,000	$—	$1,236,773	$813,235	$10,628,306	$(1,982,665)	$10,700,649

*	The shares and per share information are presented on a retroactive basis to reflect the corporate subdivision and 1 to 2 share split. See “Note 13 Equity”

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

CCSC TECHNOLOGY INTERNATIONAL HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amount in U.S. dollars, except for number of shares)

	For the six months ended September 30,
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$413,614	$2,840,350
Adjustments to reconcile net income to net cash provided by operating activities:
Change in inventory reserve	73,643	(10,202)
Depreciation and amortization	114,208	172,174
Amortization of right-of-use asset	251,865	276,485
Loss from disposal of fixed assets	595	363
Deferred tax benefits/(expenses)	(79,198)	1,450
Foreign currency exchange gains	(539,844)	(921,565)
Changes in operating assets and liabilities:
Accounts receivable	(47,683)	(2,227,930)
Inventories	164,072	1,559,757
Amount due from related parties	—	478,724
Prepaid expenses and other current assets	(223,354)	39,894
Operating right-of-use assets	—	(2,281,448)
Other non-current assets	—	42,077
Accounts payable	418,473	(600,059)
Advance from customers	(60,075)	(43,413)
Taxes payable	(4,408)	151,071
Accrued expenses and other current liabilities	(39,341)	(56,394)
Operating lease liabilities	(244,763)	1,987,398
Amount due to related parties	—	(215,163)
Net cash provided by operating activities	197,804	1,193,569

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(52,025)	(110,498)
Proceed from disposal of property and equipment	—	11
Purchase of intangible asset	(19,217)	(23,691)
Net cash used in investing activities	(71,242)	(134,178)

CASH FLOWS FORM FINANCING ACTIVITIES
Proceeds from short-term bank loans	—	136,641
Repayments of long-term bank loans	(39,817)	(77,478)
Payment for deferred initial public offering costs	(366,094)	(442,399)
Capital contribution by shareholders	5,000	—
Net cash used in financing activities	(400,911)	(383,236)

Effect of exchange rate changes on cash and restricted cash	(63,670)	(60,781)

Net change in cash and restricted cash	(338,019)	615,374
Cash and restricted cash, beginning of the period	7,717,615	5,285,940
Cash and restricted cash, end of the period	$7,379,596	$5,901,314

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income tax	$(39,402)	$(39,113)
Cash paid for interest	$(228)	$(3,154)
Cash paid for operating lease	$(288,667)	$(309,679)

Supplemental disclosure of non-cash investing and financing activities:
Right-of-use assets obtained in exchange for operating lease obligations	$—	$1,955,909

The following tables provides a reconciliation of cash and restricted cash reported within the statement of financial position that sum to the total of the same amounts shown in the consolidated statement of cash flows:

	September 30, 2023	September 30, 2022
Cash, beginning of the period	$7,708,310	$5,276,432
Restricted cash, beginning of period	9,305	9,508
Total cash and restricted cash, beginning of period	$7,717,615	$5,285,940

	September 30, 2023	September 30, 2022
Cash, end of the period	$7,370,501	$5,892,932
Restricted cash, end of period	9,095	8,382
Total cash and restricted cash, end of period	$7,379,596	$5,901,314

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

CCSC TECHNOLOGY INTERNATIONAL HOLDINGS LIMITED
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
(In U.S. dollars, except for share data or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

(a)	Principal activities

CCSC Technology International Holdings Limited (“CCSC Cayman” or the “Company”), through its direct wholly-owned subsidiaries, is principally engaged in the manufacturing and sale of interconnect products, including connectors, cables and wire harnesses. The majority of the Company’s products are sold in Europe and Asia. The Company produces both OEM (“original equipment manufacturer”) and ODM (“original design manufacture”) interconnect products for manufacturing companies that produce end products, as well as for electronic manufacturing services (“EMS”) companies, who procure and assemble products on behalf of such manufacture companies.

(b)	Organization

CCSC Cayman was incorporated as an ultimate holding company in the Cayman Islands on October 19, 2021.

CCSC Cayman owns 100% equity interests in CCSC Group Limited (“CCSC Group”), a limited liability company established as an investment holding company under the laws of the British Virgin Islands (“BVI”) on October 19, 2021.

CCSC Cayman and CCSC Group are currently not engaged in any active business operations and are merely acting as holding companies.

CCSC Technology Group Limited (“CCSC Technology Group”), a wholly-owned subsidiary of CCSC Group, was incorporated on December 31, 1992 in Hong Kong, China under its former name, Leoco (H.K.) Limited, which was subsequently changed to its current name on December 5, 2019.

CCSC Technology Group has three direct wholly-owned subsidiaries in the PRC and the Netherlands as follows:

●	Dongguan CCSC Interconnect Electronic Technology Limited. (“CCSC Interconnect DG”), a company incorporated on June 28, 1993 in Dongguan, China;

●	CCSC Interconnect Technology Limited (“CCSC Interconnect HK”), a company incorporated on July 3, 2007 in Hong Kong, China; and

●	CCSC Interconnect Technology Europe B.V. (“CCSC Interconnect NL”), a company incorporated on March 14, 2016 in the Netherlands.

Prior to the Reorganization described below, CCSC Technology Group was controlled by several individual shareholders. A reorganization of the Company’s legal structure (“Reorganization”) was completed in March 17, 2022. The reorganization involved the incorporation of CCSC Cayman and CCSC Group and the transfer of the 100% interest of CCSC Technology Group from its individual shareholders to CCSC Group. As the result of this Reorganization, CCSC Group, CCSC Technology Group and its subsidiaries became wholly-owned subsidiaries of the Company.

Upon the completion of the above Reorganization, the Company became the ultimate holding company of all other entities mentioned above. The Company is effectively controlled by the same group of controlling shareholders before and after the Reorganization; therefore, the Reorganization is considered as a recapitalization of these entities under common control. The consolidation of the Company and its subsidiaries was accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the period presented comprise those of the previous separate entries combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

CCSC TECHNOLOGY INTERNATIONAL HOLDINGS LIMITED
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
(In U.S. dollars, except for share data or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

The unaudited condensed consolidated financial statements of the Company include the following entities:

Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Major business activities
CCSC Cayman	October 19, 2021	Cayman Islands	Parent	Investment holding
CCSC Group	October 19, 2021	BVI	100%	Investment holding
CCSC Technology Group	December 31, 1992	Hong Kong	100%	Sale of interconnect products
CCSC Interconnect HK	July 3, 2007	Hong Kong	100%	Sale of interconnect products
CCSC Interconnect DG	June 28, 1993	Mainland China	100%	Manufacturing of interconnect products
CCSC Interconnect NL	March 14, 2016	Netherlands	100%	Purchase of components

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying unaudited condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”).

(b)	Principles of consolidation

The accompanying unaudited condensed consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries. All inter-company balances and transactions are eliminated upon consolidation.

(c)	Use of estimates

The preparation of the unaudited condensed consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the unaudited condensed consolidated financial statements and reported amounts of revenues and expenses during the reporting periods. These estimates are based on information as of the date of the unaudited condensed consolidated financial statements. Significant accounting estimates include, but are not limited to allowance for doubtful accounts, impairment provision for inventories, useful lives of property, plant and equipment and intangible assets, recoverability of long-lived assets, and realization of deferred income taxes. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates.

CCSC TECHNOLOGY INTERNATIONAL HOLDINGS LIMITED
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
(In U.S. dollars, except for share data or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(d)	Foreign currencies and foreign currency translation

The functional currency and reporting currency of the Company is the United States Dollar (“US$”). The Company’s direct wholly-owned operating subsidiaries in Hong Kong, mainland China, and the Netherlands, use their respective currencies, Hong Kong dollar (“HK$”), Renminbi (“RMB”) and Euro (“EUR”), as their functional currencies.

The unaudited condensed financial statements of the Company’s direct wholly-owned operating subsidiaries were translated into US$ using the exchange rate as of the balance sheet date for assets and liabilities and average exchange rate for the year for income and expense items. Assets and liabilities denominated in functional currencies at the balance sheet date were translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency was translated at the historical rate of exchange at the time of the capital contribution. Because cash flows were translated based on the average exchange rate, amounts related to assets and liabilities reported on the unaudited condensed consolidated statements of cash flows may not necessarily agree with changes in the corresponding balances on the unaudited condensed consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in unaudited condensed consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the Company’s unaudited condensed consolidated statements of income and comprehensive income.

The following table outlines the currency exchange rates that were used in preparing the unaudited condensed consolidated financial statements:

	September 30, 2023		March 31, 2023		September 30, 2022
	Period-end spot rate	Average rate	Period-end spot rate	Average rate	Period-end spot rate	Average rate
US$ against RMB	US$1=RMB 7.2960	US$1=RMB 7.1287	US$1=RMB 6.8676	US$1=RMB 6.8516	US$1=RMB 7.1128	US$1=RMB 6.7274
US$ against EUR	US$1=EUR 0.9448	US$1=EUR 0.9186	US$1=EUR 0.9198	US$1=EUR 0.9603	US$1=EUR 1.0206	US$1=EUR 0.9658
US$ against HK$	US$1=HK$7.8308	US$1=HK$7.8317	US$1=HK$7.8499	US$1=HK$7.8389	US$1=HK$7.8499	US$1=HK$7.8471

(e)	Cash

Cash consists of cash on hand and cash in bank. The Company maintains cash with various financial institutions primarily in HK, mainland China and the Netherlands. The Company has not experienced any losses in bank accounts.

(f)	Restricted Cash

Restricted cash represents rental guarantee deposit for the Company’s office located in Netherlands, which cannot be withdrawn without certain approval or notice. As of September 30, 2023 and March 31, 2023, the Company had restricted cash of $9,095 and $9,305, respectively.

(g)	Accounts receivable

Accounts receivable represents the amounts that the Company has an unconditional right to consideration, which are stated at the original amount less an allowance for doubtful receivables. The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. The Company usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the unaudited condensed consolidated statements of income and comprehensive income. Delinquent account balances are written off against the allowance for doubtful accounts after management has determined that the likelihood of collection is remote. As of September 30, 2023 and March 31, 2023, there were no allowance for doubtful accounts recorded as the Company considers all of the outstanding accounts receivable fully collectible.

CCSC TECHNOLOGY INTERNATIONAL HOLDINGS LIMITED
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
(In U.S. dollars, except for share data or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Adoption of Accounting Standards Update (“ASU”) 2016-13

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses”, which will require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Further, the FASB issued ASU No. 2021-04, ASU 2021-05, ASU 2021-10, ASU 2021-11 and ASU 2022-02 to provide additional guidance on the credit loss standards. For all other entities, the amendments for ASU 2016-13 are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. Adoption of the ASUs is on a modified retrospective basis. The Company adopted ASU 2016-13 from April 1, 2023 using modified-retrospective transition approach with a cumulative-effect adjustment to shareholders’ equity amounting to nil recognized as of April 1, 2023.

(h)	Inventories, net

Inventories, primarily consisting of raw materials, work-in-process, finished goods and inventory in transit, are stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. Cost of inventory is determined using the weighted average cost method. The Company reviews its inventories periodically to determine if any reserves are necessary for potential shrinkage and obsolete or unusable inventory. As of September 30, 2023 and March 31, 2023, the Company recorded inventory reserves of $330,425 and $274,557, respectively (see Note 4).

(i)	Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment, if any, and are depreciated on a straight-line basis over the estimated useful lives of the assets as follows:

Category	Estimated useful lives
Machinery and equipment	2 – 10 years
Office equipment, furniture and fixtures	2 – 5 years
Leasehold improvements	Lesser of useful life and lease terms
Motor vehicle	4 years

Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use.

Repair and maintenance costs are charged to expenses as incurred, whereas the cost of renewals and betterments that extend the useful lives of property, plant and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the unaudited condensed consolidated statements of income and other comprehensive income in other income or expenses.

(j)	Intangible assets, net

Intangible assets are stated at cost less accumulated amortization and amortized in a method which reflects the pattern in which the economic benefits of the intangible assets are expected to be consumed or otherwise used up. Intangible assets are amortized using the straight-line approach over the estimated economic useful lives of the asset as follows:

Category	Estimated useful lives
Software	5 years

(k)	Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of the carrying amount over the fair value of the assets, using the expected future discounted cash flows. There were no impairments of these long-lived assets as of September 30, 2023 and March 31, 2023.

CCSC TECHNOLOGY INTERNATIONAL HOLDINGS LIMITED
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
(In U.S. dollars, except for share data or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(l)	Deferred Initial Public Offering (“IPO”) Costs

The Company complies with the requirement of the Accounting Standards Codification (“ASC”) 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering.” Deferred offering costs consist of underwriting, legal, consulting, and other expenses incurred through the balance sheet date that are directly related to the intended IPO. Deferred offering costs will be charged to shareholders’ equity upon the completion of the IPO. Should the IPO prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations. Deferred IPO costs amounted to $1,419,736 and $1,051,038 as of September 30, 2023 and March 31, 2023, respectively.

(m)	Fair value measurement

The Company applies ASC 820, Fair Value Measurements and Disclosures (‘‘ASC 820’’). ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

●	Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — Include other inputs that are directly or indirectly observable in the marketplace.

●	Level 3 — Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial assets and liabilities of the Company primarily consisted of cash, restricted cash, accounts receivable, inventories, amounts due from related parties, deferred initial public offering costs, prepaid expenses and other current assets, accounts payable, advance from customers, short-term loans, income tax payable, amounts due to related parties, and accrued expenses and other current liabilities. As of September 30, 2023 and March 31, 2023, the carrying amounts of the Company’s financial instruments approximated to their fair value of the respective assets and liabilities based upon the short-term nature of these assets and liabilities.

The Company believes that the carrying amount of long-term loans approximate fair value at September 30, 2023 and March 31, 2023 based on the terms of the borrowings and current market rates, as the rates of the borrowings are reflective of the current market rates.

(n)	Commitments and contingencies

From time to time, the Company may be a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. For the six months ended September 30, 2023 and 2022, the Company did not have any material legal claims or litigation that, individually or in aggregate, could have a material adverse impact on the Company’s consolidated financial position, results of operations, and cash flows.

The Company also had contractual payment obligations under its operating lease agreements with the landlords (see Note 9).

CCSC TECHNOLOGY INTERNATIONAL HOLDINGS LIMITED
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
(In U.S. dollars, except for share data or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(o)	Revenue recognition

ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

To determine revenue recognition for contracts with customers, the Company performs the following five steps:

Step 1:	Identify the contract with the customer

Step 2:	Identify the performance obligations in the contract

Step 3:	Determine the transaction price

Step 4:	Allocate the transaction price to the performance obligations in the contract

Step 5:	Recognize revenue when the company satisfies a performance obligation

The Company manufactures and sells interconnect products, including connectors, cables and wire harnesses.

The Company recognizes revenue when it transfers its goods to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. The Company accounts for the revenue generated from sales of its products to its customers on a gross basis, because the Company is acting as a principal in these transactions, is subject to inventory risk, has latitude in establishing prices, and is responsible for fulfilling the promise to provide customers the specified goods. All of the Company’s contracts have single performance obligation as the promise is to transfer the individual goods to customers, and there are no other separately identifiable promises in the contracts.

The Company’s revenue is recognized at a point in time when title and risk of loss passes and the customer accepts the goods, which generally occurs at delivery. The Company’s products are sold with no right of return and the Company does not provide other credits or sales incentives to customers. Revenue is reported net of value added tax (“VAT”), business tax and surcharges collected on behalf of tax authorities in respect of product sales.

Disaggregation of Revenue

The Company disaggregates its revenue from contracts by product category and geographic regions, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenues for the six months ended September 30, 2023 and 2022 are disclosed in Note 15 to these unaudited condensed consolidated financial statements.

Contract assets and liabilities

The Company did not have contract assets as of September 30, 2023 and March 31, 2023, respectively.

The Company’s contract liabilities primarily relate to unsatisfied performance obligations when payment has been received from customers before the Company’s products are delivered, and are recorded as “advance from customers” on the unaudited condensed consolidated balance sheets. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling, general and administrative expense when incurred. Advance from customers amounted to $125,218 and $186,874 as of September 30, 2023 and March 31, 2023, respectively. Revenue included in the beginning balance of advance from customers and recognized in the period ended September 30, 2023 and 2022 amounted to $186,874 and $75,374, respectively. A substantial portion of the balance of advance from customers as of September 30, 2023 has been subsequently recognized as revenue when the Company delivered the products to its customers.

(p)	Cost of revenue

Cost of revenue consists primarily of (i) cost of materials (ii) labor costs, (iii) depreciation and amortization, (iv) rental expenses for the factory and employee dormitory. Depreciation and amortization of manufacturing facilities and warehouses attributable to manufacturing activities are capitalized as part of the cost of inventory, and expensed in costs of revenues when the inventory is sold.

CCSC TECHNOLOGY INTERNATIONAL HOLDINGS LIMITED
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
(In U.S. dollars, except for share data or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(q)	Selling expenses

Selling expenses mainly consist of (i) freight fees and transportation fees; (ii) staff costs, rental and depreciation related to selling and marketing functions; (iii) free sample expenses incurred for obtaining new customers and sales orders; and (iv) marketing and entertainment expenses for promotion.

(r)	General and administrative expenses

General and administrative expenses mainly consist of (i) staff costs, rental and depreciation related to general and administrative personnel; (ii) professional service fees; and (iii) other corporate expenses.

(s)	Research and development (“R&D”) expenses

Research and development expenses mainly consist of (i) costs of raw material for the research and development activities; and (ii) salaries, welfare and insurance expenses paid to R&D employees and (iii) manufacturing expenses for producing samples related to research and development activities.

(t)	Government Subsidies

Government subsidy is recognized when there is a reasonable assurance that the Company will comply with the conditions attached to it and the grant will be received. Government grant for the purpose of giving immediate financial support to the Company with no future related costs or obligation is recognized in the Company’s consolidated statements of income and comprehensive income when the grant becomes receivable. Government subsidies received and recognized as other operating income totaled nil and $59,079 for the six months ended September 30, 2023 and 2022, respectively.

(u)	Employee Defined Contribution Plan

The Company’s subsidiaries in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund are provided to eligible full-time employees. The relevant labor regulations require the Company’s subsidiaries in the PRC to pay the local labor and social welfare authorities monthly contributions based on the applicable benchmarks and rates stipulated by the local government. The contributions to the plan are expensed as incurred. Employee social security and welfare benefits included as expenses in the accompanying unaudited condensed consolidated statements of income and comprehensive income amounted to $193,143 and $307,294 for the six months ended September 30, 2023 and 2022, respectively.

CCSC TECHNOLOGY INTERNATIONAL HOLDINGS LIMITED
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
(In U.S. dollars, except for share data or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(v)	Leases

The Company leases premises for offices under non-cancellable operating leases.

On April 1, 2018, the Company adopted Accounting Standards Update (“ASU”) 2016-02, Lease (FASB ASC Topic 842). ASC 842 requires that lessees recognize right-of-use (“ROU”) assets and lease liabilities calculated based on the present value of lease payments for all lease agreements with terms that are greater than twelve months. ASC 842 distinguishes leases as either a finance lease or an operating lease on the consolidated balance sheets that affects how the leases are measured and presented in the statement of operations and statement of cash flows (see Note 9).

Right-of-use (“ROU”) assets represent the Company’s right to use underlying assets including vehicles and production equipment for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the

Company assesses whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset, and whether it has the right to control the use of the asset.

The right-of-use assets and related lease liabilities are recognized at the lease commencement date. The Company recognizes operating lease expenses on a straight-line basis over the lease term.

Operating lease right-of-use of assets and finance lease right-of-use of assets

The right-of-use of asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received. The Company has both operating lease and finance lease.

For operating lease, lease expense is recorded on a straight-line basis over the lease term. The amortization of the right-of-use asset is calculated as the difference between the straight-line lease expense and the interest calculated on the lease liability.

Operating lease liabilities and finance lease liabilities

Lease liability is initially measured at the present value of the outstanding lease payments at the commencement date, discounted using the Company’s incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise fixed lease payments, variable lease payments that depend on an index or a rate, amounts expected to be payable under a residual value guarantee and any exercise price under a purchase option that the Company is reasonably certain to exercise.

Lease liability is measured at amortized cost using the effective interest rate method. It is re-measured when there is a change in future lease payments, if there is a change in the estimate of the amount expected to be payable under a residual value guarantee, or if there is any change in the Company assessment of option purchases, contract extensions or termination options.

CCSC TECHNOLOGY INTERNATIONAL HOLDINGS LIMITED
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
(In U.S. dollars, except for share data or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(w)	Income taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company records uncertain tax positions in accordance with ASC 740, Income Taxes, on the basis of a two-step process in which (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company records interest and penalties related to unrecognized tax benefits on the income tax expense line in the accompanying consolidated statements of operations. Accrued interest and penalties are included on the related tax liabilities line the in the consolidated balance sheets. The Company does not believe that there were any uncertain tax positions as of September 30, 2023 and March 31, 2023, respectively.

The Company’s operating subsidiary in mainland China are subject to examination by the relevant PRC tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100 ($15). In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion.

The Company’s operating subsidiary in Hong Kong are subject to examination by the Hong Kong Inland Revenue Department (the “HKIRD”) if the HKIRD has doubts regarding the source of income, the completeness and accuracy of the tax returns filed by the taxpayers. According to the Inland Revenue Ordinance, the taxpayers are required to keep sufficient records of income and expenditure for a period of not less than 7 years to enable the assessable profits to be readily ascertained.

As of September 30, 2023 and March 31, 2023, respectively, all of the Company’s tax returns of its PRC and Hong Kong subsidiaries remain open for statutory examination by PRC and Hong Kong tax authorities.

(x)	Value added tax (“VAT”)

Sales revenue represents the invoiced value of goods, net of VAT. The Company is subject to VAT and related surcharges on revenue generated from sales of products. The Company records revenue net of VAT, sales taxes and related surcharges. Entities that are VAT general taxpayers are allowed to offset qualified input VAT, paid to suppliers against their output VAT liabilities.

The VAT is based on gross sales price. The mainland China VAT rate is 13% for taxpayers selling consumer products, and was 16% prior to April 1, 2021. The primary applicable rate of the Netherlands VAT is 21% for the six months ended September 30, 2023 and 2022 and no VAT tax in Hong Kong.

CCSC TECHNOLOGY INTERNATIONAL HOLDINGS LIMITED
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
(In U.S. dollars, except for share data or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(y)	Segment Reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenue and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker (the “CODM”) in order to allocate resources and assess the performance of the segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the CODM or decision-making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s CODM for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the CODM, reviews operating results by the revenue of different services. Based on management’s assessment, the Company has determined that it has one operating segment as defined by ASC 280 (see Note 15).

(z)	Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing income available to shareholders of the Company by the weighted average Ordinary Shares outstanding during the period. Diluted EPS take into account the potential dilution that could occur if securities or other contracts to issue Ordinary Shares were exercised and converted into Ordinary Shares. As of September 30, 2023 and March 31, 023, there were no dilutive shares.

CCSC TECHNOLOGY INTERNATIONAL HOLDINGS LIMITED
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
(In U.S. dollars, except for share data or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(aa)	Comprehensive income

Comprehensive income consists of two components, net income and other comprehensive income The foreign currency translation adjustment resulting from translation of the consolidated financial statements expressed in RMB and other foreign currencies to US$ is reported in other comprehensive income in the unaudited condensed consolidated statements of comprehensive income.

(bb)	Concentration and credit risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash, restricted cash and accounts receivable. As of September 30, 2023 and March 31, 2023, the aggregate amounts of cash and restricted cash of $969,820 and $4,584,530, respectively, were held at major financial institutions located in mainland China and $6,409,776 and $3,133,085, respectively, were deposited with major financial institutions located outside mainland China. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

The Company’s exposure to credit risk associated with its trading and other activities is measured on an individual counterparty basis, as well as by group of counterparties that share similar attributes. Substantially all of the Company’s sales are made to customers that are located primarily in the Europe, Asia and Americas. The Company’s operating results could be adversely affected by government policies on exporting businesses, foreign exchange rate fluctuations, and local market condition changes.

There were two customers who accounted for approximately 20.8% and 10.7% of total revenue for the six months ended September 30, 2023. There were two customers who accounted for approximately 14.8% and 11.6% of total revenue for the six months ended September 30, 2022, respectively.

There were two customers who accounted for approximately 21.5% and 11.8% of the accounts receivable balance as of September 30, 2023. There was no customer who accounted for more than 10% of the accounts receivable balance as of March 31, 2023.

There was no single supplier that accounted for over 10% of the Company’s total purchases for the six months ended September 30, 2023 and 2022.

(cc)	Related parties and transactions

The Company identifies related parties, and accounts for, discloses related party transactions in accordance with ASC 850, “Related Party Disclosures” and other relevant ASC standards.

Related parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

Transactions between related parties commonly occurring in the normal course of business are considered to be related party transactions. Transactions between related parties are also considered to be related party transactions even though they may not be given accounting recognition. While ASC does not provide accounting or measurement guidance for such transactions, it nonetheless requires their disclosure.

CCSC TECHNOLOGY INTERNATIONAL HOLDINGS LIMITED
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
(In U.S. dollars, except for share data or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(dd)	Risks and uncertainties

The Company has substantial operations in China through its PRC subsidiaries. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to regional wars, geopolitical tensions, natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could potentially and significantly disrupt the Company’s operations.

However, in the meantime, the United States has been raising interest rates, resulting in an appreciation of the US$. Consequently, there has been a decline in customer purchases as their purchase price were denominated in US$, which negatively impacts the Company's exports.

The Company’s operations may be further affected by the ongoing outbreak of the COVID-19 pandemic. China did not stick to zero-tolerance COVID-19 policy since December 2022. A resurgence of the pandemic could potentially cause more infectious cases, limited support from its employees due to infection, reduce the Company’s capability to execute customer contracts and collect customer payments, or disrupt the Company’s supply chain, and the continued uncertainties associated with the COVID-19 pandemic may further negatively impact the Company’s future revenue growth and cash flows.

The uncertainties associated with the ongoing COVID-19 pandemic and the Russia-Ukraine war may cause the Company’s future revenue and cash flows to underperform due to significant increases in raw material purchase prices and disruptions of the global supply chain. Any potential impact to the Company’s operating results will depend, to a large extent, on future developments and new information that may emerge regarding the duration and severity of the COVID-19 pandemic, the actions taken by government authorities to contain the spread of the COVID-19 pandemic, and the new development of the Russia-Ukraine war, all of which are beyond the Company’s control and cannot be reasonably predicted as of the date of this report.

(ee)	Recent accounting pronouncements

Recently issued accounting pronouncements not yet adopted

In March 2023, the FASB issued ASU No. 2023-01, “Leases (Topic 842): Common Control Arrangements”, which amends certain provisions of ASC 842 that apply to arrangements between related parties under common control. In addition, the ASU amends the accounting for leasehold improvements in common-control arrangements for all entities. ASU 2023-01 is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted in any annual or interim period as of the beginning of the related fiscal year. The Company will adopt ASU 2023-01 from July1, 2024. The Company expects the impact of adoption of this ASU will be immaterial to its financial statements.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on, or are unrelated to, its consolidated financial condition, results of operations, cash flows or disclosures.

CCSC TECHNOLOGY INTERNATIONAL HOLDINGS LIMITED
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
(In U.S. dollars, except for share data or otherwise noted)

3.	ACCOUNTS RECEIVABLE

Accounts receivable amounted to $2,295,302 and $2,260,222 as of September 30, 2023 and March 31, 2023, respectively. There was no allowance for doubtful accounts recorded for both years as all of the accounts receivable balance as of September 30, 2023 and March 31, 2023 were considered collectible.

The March 31, 2023 accounts receivable balance has been fully collected and approximately 99.7% or US$2.29 million of the September 30, 2023 accounts receivable balance has been subsequently collected as of the date the Company’s unaudited condensed consolidated financial statements are released. The following table summarizes the Company’s outstanding accounts receivable and subsequent collection by aging bucket:

Accounts receivable by aging bucket	Balance as of September 30, 2023 (Unaudited)	Subsequent collection	% of subsequent collection
Less than 6 months	$2,295,302	$2,287,522	99.7%
Total gross accounts receivable	2,295,302	2,287,522	99.7%
Allowance for doubtful accounts	—	—	—
Accounts receivable, net	$2,295,302	$2,287,522	99.7%

Accounts receivable by aging bucket	Balance as of March 31, 2023	Subsequent collection	% of subsequent collection
Less than 6 months	$2,260,222	$2,255,228	100%
Total gross accounts receivable	2,260,222	2,255,228	100%
Allowance for doubtful accounts	—	—	—
Accounts receivable, net	$2,260,222	$2,255,228	100%

4.	INVENTORIES, NET

Inventories consisted of the following:

	As of September 30, 2023 (Unaudited)	As of March 31, 2023
Raw materials	$1,484,709	$1,420,341
Work in process	184,590	147,482
Finished goods	235,264	405,869
Inventory in transit (Note A)	279,950	488,383
Inventory valuation allowance	(330,425)	(274,557)
Inventories, net	$1,854,088	$2,187,518

Note A: Inventory in transit represents products shipped but not received by customers and raw materials shipped but not received by the company as of the balance sheet dates. The balance of inventory in transit as of September 30, 2023 and March 31, 2023 were delivered to customers within one to three months subsequent to the balance sheet dates.

CCSC TECHNOLOGY INTERNATIONAL HOLDINGS LIMITED
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
(In U.S. dollars, except for share data or otherwise noted)

4.	INVENTORIES, NET (cont.)

The movement of inventory valuation allowance is as follows:

	As of September 30, 2023 (Unaudited)	As of March 31, 2023
Beginning balance	$(274,557)	$(685,301)
Additions	(89,178)	(874,294)
Reductions	15,535	504,782
Written-off	—	729,979
Foreign currency translation adjustments	17,775	50,277
Ending balance	$(330,425)	$(274,557)

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of September 30, 2023 (Unaudited)	As of March 31, 2023
Deductible VAT-Input(1)	$762,485	$666,129
Income tax recoverable(2)	370,205	337,445
Advances to vendors(3)	126,302	77,905
Security deposits(4)	126,974	133,158
Others	21,300	27,417
Prepaid expenses and other current assets	$1,407,266	$1,242,054

(1)	The Company’s PRC and Netherlands subsidiaries, CCSC Interconnect DG and CCSC Interconnect NL are VAT general taxpayers which are allowed to offset qualified input VAT, paid to suppliers against their output VAT liabilities. Deductible VAT- Input represents the qualified input VAT from purchase of raw materials exceeds the output VAT from sales of products. Such amount can be used to offset future VAT tax liabilities.
(2)	The Company’s Hong Kong and PRC subsidiaries, CCSC Technology Group and CCSC Interconnect DG, makes income tax prepayments to Hong Kong and PRC tax authorities based on estimated taxable income based on the preceding year’s taxable income. This payment is used to offset against the actual income tax payment which assessed by local tax authority at year-end based on actual taxable income generated by CCSC Technology Group and CCSC Interconnect DG. Any overpayment will be refundable in accordance with Hong Kong and PRC tax laws when the final income tax payment is determined based on actual taxable income generated during the year.
(3)	Advances to vendors represents prepayments to suppliers for raw material purchases and a prepayment to an exhibition organizer, which are subsequently realized when the Company receives the purchased raw materials and services rendered by exhibition organizer.
(4)	Security deposits represent rental security payment to the landlords, which will be refunded upon maturity of the leases.

CCSC TECHNOLOGY INTERNATIONAL HOLDINGS LIMITED
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
(In U.S. dollars, except for share data or otherwise noted)

6.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consisted of the following:

	As of September 30, 2023 (Unaudited)	As of March 31, 2023
Furniture	$123,174	$11,684
Office equipment	528,598	450,651
Machinery equipment	2,006,189	2,446,261
Leasehold improvements	288,411	447,800
Motor vehicle	357,379	85,610
Subtotal	3,303,751	3,442,006
Less: accumulated depreciation	(3,124,582)	(3,230,057)
Property, plant and equipment, net	$179,169	$211,949

Depreciation expense was $78,262 and $140,645 for the six months ended September 30, 2023 and 2022, respectively.

7.	INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

	As of September 30, 2023 (Unaudited)	As of March 31, 2023
Software	$506,239	$517,871
Less: accumulated amortization	(439,452)	(429,552)
Intangible asset, net	$66,787	$88,319

Amortization expense was $35,946 and $31,529 for the six months ended September 30, 2023 and 2022, respectively.

8.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of September 30, 2023 (Unaudited)	As of March 31, 2023
Accrued payroll and employee benefits(a)	$1,464,708	$1,571,921
Others(b)	72,603	77,049
Total	$1,537,311	$1,648,970

(a)	Accrued payroll and employee benefits mainly include employee salary accrued for current month and is to be paid in the following month, plus accrued employee social security insurance and housing fund in accordance with PRC labor laws. As of September 30, 2023, due to the low likelihood of the need for payment, the Company reversed the provision for social security insurance and housing fund that had been accrued in the fiscal year 2019.
(b)	Others mainly include rental fee payables, utilities fee payables and other professional fee payables to support the Company’s daily operations.

CCSC TECHNOLOGY INTERNATIONAL HOLDINGS LIMITED
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
(In U.S. dollars, except for share data or otherwise noted)

9.	LEASES

At the inception of a contract, the Company determines if the arrangement is, or contains, a lease. ROU assets represent the Company’s right to use an underlying asset over the lease term and lease liabilities represent the Company’s obligation to make lease payments derived from the lease.

Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease terms. Rent expense is recognized on a straight-line basis over the lease terms.

On September 1, 2022, the Company renewed leased plants with original lease term expired on August 31, 2022 and extended the lease term for another five years to August, 2027.

Balance sheet information related to operating leases ROU assets and lease liabilities is as follows:

	As of September 30, 2023 (Unaudited)	As of March 31, 2023
Operating lease right-of-use assets	$2,686,050	$2,169,245
Operating lease right-of-use assets- accumulated amortization	(931,073)	(48,175)
Operating lease right-of-use assets, net	1,754,977	2,121,070

Operating lease liabilities, current	434,871	485,051
Operating lease liabilities, non-current	1,343,653	1,653,411
Total operating lease liabilities	$1,778,524	$2,138,462

The weighted average remaining lease terms and discount rates for the operating lease as of September 30, 2023 and March 31, 2023 are as follows:

	September 30, 2023 (Unaudited)	March 31, 2023
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	3.82	4.26
Weighted average discount rate	4.62%	4.57%

For the six months ended September 30, 2023 and 2022, the Company reported total operating lease expenses of $295,768 and $292,115, respectively. For the six months ended September 30, 2023 and 2022, cash paid for operating leases are $288,667 and $309,679, respectively.

The following table summarizes the maturity of operating lease liabilities and future minimum payments of operating leases as of September 30, 2023:

Amounts
Twelve months ending September 30,
2024	$506,329
2025	482,372
2026	497,650
2027	456,180
Total lease payments	1,942,531
Less: imputed interest	(164,007)
Total operating lease liabilities	$1,778,524

CCSC TECHNOLOGY INTERNATIONAL HOLDINGS LIMITED
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
(In U.S. dollars, except for share data or otherwise noted)

10.	BANK LOAN and LOAN FACILITIES

In June 2020, the Company’s subsidiary, CCSC Technology Group, entered into a bank loan agreement with Bank of China (HK) Limited (“BOCHK”) to borrow $464,354 (HK$3,600,000) as working capital for three years (from June 30, 2020 to June 29, 2023), at a fixed interest rate of 2.5% per annum. The Company repaid $156,440 to BOCHK during the year ended March 31, 2023. As of March 31, 2023, the loan payable to BOCHK amounted to $39,725 that is repayable within 12 months. The Company repaid $39,725 to BOCHK during the six months ended September 30, 2023. As of September 30, 2023, the loan payable to BOCHK has been fully repaid. The loan is jointly guaranteed by a third-party, Hong Kong Mortgage Corporation Limited (“HKMCI”), and the Company’s controlling shareholders, Dr. Chi Sing Chiu and his spouse, Ms. Woon Bing Yeung (See Note 12). Pursuant to the loan agreement, CCSC Technology Group shall repay the loan immediately if the Company lists on the any stock exchange.

In August 2021, the Company’s subsidiary, CCSC Interconnect HK, obtained certain line of credit approvals from BOCHK, including (1) a revolving export invoice discounting (“EID”) facility with a maximum borrowing capacity of $1,929,409 (HK$15,000,000), (2) a revolving loan facility with a maximum borrowing capacity of $385,882 (HK$3,000,000) and (3) a forex hedging facility with maximum borrowing capacity of $257,255 (HK$2,000,000). These loan facilities will be used for working capital purposes. Any withdrawal out of these loan facilities depends on the specific borrowing request from CCSC Interconnect HK, to the extent that the borrowing or withdrawal requested does not exceed the maximum borrowing capacity. For the EID facility, the tenor of each transaction shall be up to 120 days and the financing amount for each transaction shall not exceed 100% of the invoice amount. The interest rate for borrowing under the EID facility is 2.45% per annum over the London Interbank Offered Rate, if the loan withdrawal amount is in U.S. dollars, and 2.45% per annum over Hong Kong Interbank Offered Rate (“HIBOR”), if the loan withdrawal amount is in Hong Kong dollars. For the revolving loan facility, CCSC Interconnect HK may choose the borrowing period from one to three months, with an interest rate of 2.5% per annum over the borrowing period. The Company did not utilize the forex hedging facility as of September 30, 2023. The EID facility and revolving loan facility are jointly guaranteed by a third-party, HKMCI, CCSC Technology Group, and the Company’s controlling shareholder, Dr. Chi Sing Chiu, and his spouse, Ms. Woon Bing Yeung. The forex hedging facility is jointly guaranteed by CCSC Technology Group, and the Company’s controlling shareholder, Dr. Chi Sing Chiu, and his spouse, Ms. Woon Bing Yeung (See Note 12). Pursuant to the facilities agreement, CCSC Interconnect HK shall cease to use the EID facility or the revolving loan facility immediately if the Company lists on any stock exchanges. During the six months ended September 30, 2023, CCSC Interconnect HK did not borrow from the revolving credit facility. During the year ended March 31, 2023, CCSC Interconnect HK borrowed $136,784 (HK$1,072,238) from the revolving credit facility and fully repaid such borrowing during the year. There were no loan balances as of September 30, 2023 and March 31, 2023, respectively. The Company did not utilize the forex hedging facility as of September 30, 2023 and March 31, 2023. The EID facility and revolving loan facility are jointly guaranteed by a third-party,

HKMCI, CCSC Technology Group, and the Company’s controlling shareholder, Dr. Chi Sing Chiu, and his spouse, Ms. Woon Bing Yeung. The forex hedging facility is jointly guaranteed by CCSC Technology Group, and the Company’s controlling shareholder, Dr. Chi Sing Chiu, and his spouse, Ms. Woon Bing Yeung (See Note 12). Pursuant to the facilities agreement, CCSC Interconnect HK shall cease to use the EID facility or the revolving loan facility immediately if the Company lists on any stock exchanges.

Interest expenses incurred for the long-term loan, EID facility and revolving loan facility amounted to $228 and $3,154 for the six months ended September 30, 2023 and 2022, respectively.

CCSC TECHNOLOGY INTERNATIONAL HOLDINGS LIMITED
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
(In U.S. dollars, except for share data or otherwise noted)

11.	TAXATION

Cayman Islands and British Virgin Islands (“BVI”)

Under the current laws of the Cayman Islands and the BVI, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands or the BVI.

Hong Kong

According to Tax (Amendment) (No. 3) Ordinance 2019 published by Hong Kong government, effective April 1, 2019, under the two-tiered profits tax rates regime, the profits tax rate for the first HK$ 2 million of assessable profits was reduced to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations, while the remaining profits will continue to be taxed at the existing 16.5% tax rate. CCSC Technology Group and CCSC Interconnect HK were subject to Hong Kong profit tax during the periods presented.

Netherlands

CCSC Interconnect NL incorporated in the Netherlands, is subject to enterprise income tax on the respective country’s taxable income, as determined under the tax laws and accounting standards, at a rate of 19% (15% in 2022) for the first EUR 200,000 (EUR 395,000 in 2022) of profits earned by CCSC Interconnect NL, and the remaining profits will continue to be taxed at the existing 25.8% tax rate in 2023 and 2022 CCSC Interconnect NL was not subject to income tax as it had no taxable income during the periods presented.

Mainland China

Generally, CCSC Interconnect DG is considered mainland China resident enterprises under the PRC tax law, are subject to enterprise income tax on their worldwide taxable income, as determined under the PRC tax laws and accounting standards at a statutory income tax rate of 25%.

In accordance with the implementation rules of Enterprise Income Tax Laws of the PRC (the “EIT Laws”), a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity may re-apply for the HNTE certificate when the prior certificate expires. The Company’s subsidiary, CCSC Interconnect DG, is qualified as HNTE since December 2, 2019. Therefore, CCSC Interconnect DG is eligible to enjoy a preferential tax rate of 15% from 2022 to 2023 to the extent it has taxable income under the EIT Law. Tax saving as a result of HNTE were $50,706 and $142,162 for the six months ended September 30, 2023 and 2022, respectively. The benefit of the tax saving on net income per share (basic and diluted) were $0.01 and $0.02 for the six months ended September 30, 2023 and 2022.

The EIT law also imposes a withholding income tax of 10% on dividends distributed by a Foreign Investment Enterprise (“FIE”) to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. According to the arrangement between the PRC and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006,

CCSC TECHNOLOGY INTERNATIONAL HOLDINGS LIMITED
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
(In U.S. dollars, except for share data or otherwise noted)

11.	TAXATION (cont.)

dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the FIE satisfies the criteria for “beneficial owner” under Circular No. 9, which was issued by the State Administration of Taxation in February 2018, and the foreign investor owns directly at least 25% of the shares of the FIE). The Company did not record any dividend withholding tax on the retained earnings of its FIEs China, as the Company intends to reinvest all earnings in China to further expand its business in China, and its FIEs do not intend to declare dividends on the retained earnings to their immediate foreign holding companies.

The income tax provision consisted of the following components:

	For the six months ended September 30,
	2023 (Unaudited)	2022 (Unaudited)
Current income tax expense	$8,347	$255,157
Deferred income tax (benefit)/expense	(79,198)	1,450
Total income tax (benefit)/expense	$(70,851)	$256,607

The pretax income by major tax jurisdictions is as follows:

	For the six months ended September 30,
	2023 (Unaudited)	2022 (Unaudited)
Loss/(Income) before tax
PRC	$(153,096)	$1,598,426
Hong Kong	428,710	1,217,239
Other	67,149	281,292
Total	342,763	3,096,957
Income tax benefit/(expense)
PRC	(79,198)	151,234
Hong Kong	8,347	105,373
Total	$(70,851)	$256,607

A reconciliation between the Company’s actual provision for income taxes and the provision under the PRC statutory rate is as follows:

	For the six months ended September 30,
	2023 (Unaudited)	2022 (Unaudited)
Income before income tax expense	$342,763	$3,096,957
Income tax rate – mainland China	25%	25%
Computed income tax expense with statutory EIT tax rate	85,691	774,239
Additional deduction for R&D expenses	(50,706)	(142,162)
Effect of preferential tax of PRC subsidiary	18,995	(100,823)
Effect of preferential tax of Hong Kong subsidiary	(16,947)	(42,691)
Changes in valuation allowance	3,074	10,072
Effect of income tax rate differences in jurisdictions other than mainland China*	13,902	(25,791)
Tax effect of non-taxable income and non-deductible items	(124,860)	(216,237)
Income tax (benefit)/expense	$(70,851)	$256,607

*	The effect of income tax rate differences in jurisdictions other than the mainland China derived from CCSC Technology Group and CCSC Interconnect HK.

CCSC TECHNOLOGY INTERNATIONAL HOLDINGS LIMITED
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
(In U.S. dollars, except for share data or otherwise noted)

11.	TAXATION (cont.)

As of September 30, 2023 and March 31, 2023, the significant components of the deferred tax assets were summarized below:

	As of September 30, 2023 (Unaudited)	As of March 31, 2023
Deferred tax assets:
Inventory provision allowance	$49,283	$41,015
Net operating loss carried forward	154,496	90,991
Total deferred tax assets	203,779	132,006
Valuation allowance	(87,790)	(90,991)
Deferred tax assets, net	$115,989	$41,015

The Company periodically evaluates the likelihood of the realization of deferred tax assets and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. Management considers new evidence, both positive and negative, that could affect the Company’s future realization of deferred tax assets including its recent cumulative earnings experience, expectation of future income, the carry forward periods available for tax reporting purposes and other relevant factors. As of September 30, 2023, the Company’s subsidiary, CCSC Technology Group, reported a net operating loss of $532,063. As a holding company established in Hong Kong, management concluded that the chances for CCSC Technology Group which suffered net operating losses in prior periods to become profitable in the foreseeable near future and to utilize its net operating loss carry forwards were remote. Accordingly, the Company provided valuation allowance of $87,790 and $90,991 for the deferred tax assets of CCSC Technology Group as of September 30, 2023 and March 31, 2023, respectively. As of September 30, 2023 and March 31, 2023, tax loss carryforwards amounted to $976,774 and $551,460, respectively. For entities incorporated in Hong Kong, tax loss carryforwards have no expiration date, for entities incorporated in PRC mainland, net loss can be carried forward for five years, and when entities were qualified as HTNEs, net loss can be carried forward for ten years. These tax loss carryforwards allow our subsidiary to offset future taxable income with these losses and potentially reduce its tax liabilities in profitable years.

The movements of valuation allowance of deferred tax assets are as follows:

	As of September 30, 2023 (Unaudited)	As of March 31, 2023
Balance at beginning of the period	$90,991	$35,689
Additions	—	237,963
Decreases	(3,422)	—
Reversal	—	(182,495)
Foreign currency translation adjustments	221	(166)
Balance at end of the period	$87,790	$90,991

As of September 30, 2023 and March 31, 2023, the Company had income taxes payable of $351,891 and $343,046, respectively.

The Company also had income tax recoverable of $370,205 and $337,445 as of September 30, 2023 and March 31, 2023, respectively. The Company’s Hong Kong subsidiary, CCSC Technology Group, makes income tax prepayment to Hong Kong tax authority based on the preceding year’s taxable income. This payment is used to offset against the actual income tax payment which assessed by local tax authority at year-end based on actual taxable income generated by CCSC Technology Group. Any overpayment will be refundable in accordance with Hong Kong tax laws when the final income tax payment is determined based on actual taxable income generated during the year (see Note 5).

CCSC TECHNOLOGY INTERNATIONAL HOLDINGS LIMITED
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
(In U.S. dollars, except for share data or otherwise noted)

12.	RELATED PARTY TRANSACTIONS

Related parties

The Company’s related parties with which the Company had transactions include its subsidiaries, any director or executive officers of the Company and his or her immediate family members, as well as any shareholders owning more than 5% of the Company’s Ordinary Shares.

Name of Related Party	Relationship to the Company
Dr. Chi Sing Chiu	The controlling shareholder and chairman of the board of director of the Company
Ms. Woon Bing Yeung	A shareholder of the Company and spouse of Dr. Chi Sing Chiu
Dongguan Concord Internet of Things Seienct Technology. Ltd	An entity controlled by Dr. Chi Sing Chiu

Loan guarantee provided by related parties

In connection with the Company’s long-term loan borrowed from BOCHK and line of credit agreements with BOCHK for the EID facility, revolving loan facility and forex hedging facility, the Company’s controlling shareholder and chairman of the board, Dr. Chi Sing Chiu, and his spouse, Ms. Woon Bing Yeung, jointly provided loan guarantees to the Company’s borrowing from BOCHK (see Note 10).

13.	Equity

Ordinary Shares

On October 19, 2021, the Company was incorporated in the Cayman Islands and had an initial authorized share capital of US$50,000 divided into 50,000,000 Ordinary Shares with a par value of US$0.001 each.

On May 5, 2022, the Company’s authorized and issued shares of par value US$0.001 each was subdivided into 2 shares of par value US$0.0005 each (the “Subdivision”), and following the Subdivision, the authorized share capital of US$50,000 was divided into 100,000,000 Ordinary Shares with a par value of US$0.0005 each, and the issued share capital was US$10 divided into 20,000 Ordinary Shares with a par value of US$0.0005 each, with the shareholder’s shareholding ratio remaining unchanged.

Immediately following the Subdivision, pursuant to the director’s written resolutions on May 5, 2022, a total of 9,980,000 Ordinary Shares were allotted and issued to the shareholders in proportion to their respective shareholdings.

As of September 30, 2023 and March 31, 2023, the Company’s authorized and issued Ordinary Shares were 100,000,000 and 10,000,000, respectively, on a retrospective basis to reflect the recapitalization.

14.	RESTRICTED NET ASSETS

A significant portion of the Company’s operations are conducted through its PRC subsidiary. The Company’s ability to pay dividends is primarily dependent on receiving distributions of funds from its subsidiary. Relevant PRC and regulations permit payments of dividends by PRC subsidiary only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations, and after an entity has met the requirements for appropriation to statutory reserves. The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the surplus reserve are made at the discretion of the board of directors of the Company.

CCSC TECHNOLOGY INTERNATIONAL HOLDINGS LIMITED
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
(In U.S. dollars, except for share data or otherwise noted)

14.	RESTRICTED NET ASSETS (Cont.)

Paid-in capital of our PRC subsidiary included in the Company’s consolidated net assets are also non-distributable for dividend purposes.

As a result of these PRC laws and regulations, the Company’s PRC subsidiary is restricted in its ability to transfer a portion of their net assets to the Company. As of September 30, 2023, net assets restricted in the aggregate, which included paid-in capital and statutory reserve funds of the Company’s PRC subsidiary, that were included in the Company’s consolidated net assets, were approximately $2,411,781 or 23% of the Company’s total net assets, respectively.

15.	SEGMENT INFORMATION

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s CODM has been identified as the chief executive officer (the “CEO”), who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. The Company has determined that it only has one operating segment.

Revenue by products

The Company’s revenue derived from different products are as below:

	For the six months ended September 30,
	2023 (Unaudited)	2022 (Unaudited)
Cable and wire harness	$6,887,303	$14,529,982
Connectors	616,217	1,090,943
Total	$7,503,520	$15,620,925

CCSC TECHNOLOGY INTERNATIONAL HOLDINGS LIMITED
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
(In U.S. dollars, except for share data or otherwise noted)

15.	SEGMENT INFORMATION (cont.)

Geographic information

The majority of the Company’s revenue for the six months ended September 30, 2023 and 2022 was generated from product sales to different geographic areas including Europe, Asia and Americas. The following table sets forth the disaggregation of revenue by geographic area:

	For the six months ended September 30,
	2023 (Unaudited)	2022 (Unaudited)
Europe	$4,336,284	$9,807,636
Asia	2,388,511	4,653,235
America	778,725	1,160,054
Total	$7,503,520	$15,620,925

16.	SUBSEQUENT EVENTS

List on Nasdaq Capital Market

In January, 2024, the Company completed its initial public offering and was listed on the Nasdaq Capital Market under the symbol “CCTG”. 1,375,000 ordinary shares, were issued at a price of $4.0 per share for net proceeds of approximately $3.1 million, after deducting underwriting discounts, commissions and other offering expense of $2.4 million. After the initial public offering, there were 11,375,000 ordinary shares outstanding, with par value of $0.0005.

The Company has performed an evaluation of subsequent events through February 23, 2024, which was the date of the condensed consolidated financial statements were issued, and determined that no other events that would have required adjustment or disclosure except the aforesaid event disclosed.